Exhibit 99.2

JUMIA TECHNOLOGIES AG

JUMIA TECHNOLOGIES AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

		As of
In thousands of USD	Note	December 31, 2023	June 30, 2024
Assets
Non-current assets
Property and equipment	5	14,361	14,849
Deferred tax assets	6	531	517
Other taxes receivable	18	4,721	4,107
Other non-current assets	7	1,289	979
Total Non-current assets		20,902	20,452
Current assets
Inventories	8	9,699	7,239
Trade and other receivables	11	23,157	14,127
Income tax receivables	27	2,000	2,486
Other taxes receivable	18	4,143	4,354
Prepaid expenses	12	9,470	7,465
Term deposits and other financial assets	10	85,088	47,747
Cash and cash equivalents	9	35,483	45,057
Total Current assets		169,040	128,475
Total Assets		189,942	148,927
Equity and Liabilities
Equity
Share capital	13	236,800	239,163
Share premium	13	1,736,469	1,736,469
Other reserves	14	160,729	177,358
Accumulated losses		(2,064,763)	(2,127,440)
Equity attributable to the equity holders of the Company		69,235	25,550
Non-controlling interests		(511)	(513)
Total Equity		68,724	25,037
Liabilities
Non-current liabilities
Non-current borrowings	17	2,357	5,524
Trade and other payables	16	125	55
Deferred tax liabilities	6	204	1,381
Other taxes payable	18	474	862
Provisions for liabilities and other charges	19	514	454
Total Non-current liabilities		3,674	8,276
Current liabilities
Current borrowings	17	3,718	2,725
Trade and other payables	16	55,425	48,432
Income tax payables	27	13,427	12,252
Other taxes payable	18	23,452	21,084
Provisions for liabilities and other charges	19	18,420	14,761
Deferred income	20	3,102	16,360
Total Current liabilities		117,544	115,614
Total Liabilities		121,218	123,890
Total Equity and Liabilities		189,942	148,927
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

		For the three months ended June 30		For the six months ended June 30
In thousands of USD	Note	2023	2024	2023	2024
Revenue	21	44,032	36,474	85,281	85,367
Cost of revenue		(21,141)	(14,895)	(37,483)	(32,604)
Gross profit		22,891	21,579	47,798	52,763
Fulfillment expense	22	(10,612)	(9,322)	(22,429)	(18,700)
Sales and advertising expense	23	(5,472)	(4,423)	(10,811)	(8,165)
Technology and content expense	24	(10,695)	(8,722)	(21,878)	(17,831)
General and administrative expense	25	(18,527)	(19,208)	(43,689)	(36,660)
Other operating income		368	223	578	473
Other operating expense		(18)	(357)	(64)	(443)
Operating loss		(22,065)	(20,230)	(50,495)	(28,563)
Finance income	26	2,895	691	6,012	1,984
Finance costs	26	(11,689)	(2,949)	(15,618)	(35,544)
Loss before Income tax from continuing operations		(30,859)	(22,488)	(60,101)	(62,123)
Income tax benefit / (expense)	27	169	476	70	(546)
Loss for the period from continuing operations		(30,690)	(22,012)	(60,031)	(62,669)
Loss after Income tax for the period from discontinued operations		(1,201)	—	(3,629)	—
Loss for the period		(31,891)	(22,012)	(63,660)	(62,669)
Attributable to:
Equity holders of the Company		(31,877)	(22,004)	(63,637)	(62,654)
from continuing operations		(30,676)	(22,004)	(60,008)	(62,654)
from discontinued operations		(1,201)	—	(3,629)	—
Non-controlling interests		(14)	(8)	(23)	(15)
from continuing operations		(14)	(8)	(23)	(15)
Loss for the period		(31,891)	(22,012)	(63,660)	(62,669)
Other comprehensive loss that may be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations		120,415	33,105	179,881	202,778
Other comprehensive loss on net investment in foreign operations		(127,027)	(31,903)	(187,389)	(190,487)
Other comprehensive income / (loss) on financial assets at fair value through OCI		366	1,771	619	3,152
Other comprehensive income / (loss)		(6,246)	2,973	(6,889)	15,443
Total comprehensive loss for the period		(38,137)	(19,039)	(70,549)	(47,226)
Attributable to:
Equity holders of the Company		(38,118)	(19,035)	(70,515)	(47,224)
Non-controlling interests		(19)	(4)	(34)	(2)
Total comprehensive loss for the period		(38,137)	(19,039)	(70,549)	(47,226)

Earnings per share (EPS) from continuing operations in USD:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	28	(0.15)	(0.11)	(0.30)	(0.31)
Earnings per share (EPS) from discontinued operations in USD:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	28	(0.01)	—	(0.02)	—
Earnings per share (EPS) in USD:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	28	(0.16)	(0.11)	(0.32)	(0.31)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

		Attributable to equity holders of the Company
In thousands of USD	Share Capital	Share premium	Accumulated losses	Other reserves	Total	Non- controlling interests	Total Equity
As of January 1, 2023	235,659	1,736,469	(1,960,584)	163,174	174,718	(469)	174,249
Loss for the period	—	—	(63,637)	—	(63,637)	(23)	(63,660)
Other comprehensive loss	—	—	—	(6,878)	(6,878)	(11)	(6,889)
Total comprehensive loss for the period	—	—	(63,637)	(6,878)	(70,515)	(34)	(70,549)
Capital contribution (Note 13)	1,141	—	—	(1,141)	—	—	—
Share-based payments (Note 15)	—	—	—	2,151	2,151	(1)	2,150
Change in Non-controlling interests	—	—	(8)	—	(8)	—	(8)
As of June 30, 2023	236,800	1,736,469	(2,024,229)	157,306	106,346	(504)	105,842

As of January 1, 2024	236,800	1,736,469	(2,064,763)	160,729	69,235	(511)	68,724
Loss for the period	—	—	(62,654)	—	(62,654)	(15)	(62,669)
Other comprehensive loss	—	—	—	15,430	15,430	13	15,443
Total comprehensive loss for the period	—	—	(62,654)	15,430	(47,224)	(2)	(47,226)
Stock units issued	2,363	—	—	(2,361)	2	—	2
Share-based payments (Note 15)	—	—	—	3,560	3,560	—	3,560
Equity transaction costs (Note 13)	—	—	(32)	—	(32)	—	(32)
Change in Non-controlling interests	—	—	9	—	9	—	9
As of June 30, 2024	239,163	1,736,469	(2,127,440)	177,358	25,550	(513)	25,037
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

		For the three months ended June 30		For the six months ended June 30
In thousands of USD	Note	2023	2024	2023	2024
Cash flows from operating activities
Loss before Income tax from continuing operations		(30,859)	(22,488)	(60,101)	(62,123)
Loss before Income tax from discontinued operations		(1,201)	—	(3,629)	—
Loss before Income tax		(32,060)	(22,488)	(63,730)	(62,123)
Depreciation and amortization of tangible and intangible assets		2,641	2,238	5,511	4,119
Impairment losses / (reversals) on loans, receivables and other assets	11	(101)	(8)	6	(76)
Impairment losses on obsolete inventories		233	40	347	200
Share-based payment expense	15	1,302	1,650	2,252	3,806
Net (gain) / loss from disposal of tangible and intangible assets		(2)	352	(14)	307
Change in provision for liabilities and other charges		(4,062)	350	(3,612)	(1,605)
Lease modification (income)/expense		(21)	(67)	9	(72)
Interest (income) / expense	26	(923)	11	(1,757)	824
Discounting effect (income) / expense		141	(87)	56	(206)
Net foreign exchange loss		8,644	646	10,816	13,939
Net (gain) / loss on financial instruments at fair value through profit or loss	26	—	65	(237)	16,163
Impairment reversals on financial assets at fair value through OCI		(7)	(17)	(7)	(17)
Net loss recognized on disposal of debt instruments held at fair value through OCI	26	1,372	2,196	1,372	3,427
Share-based payment expense - settlement		(64)	(14)	(248)	(142)
Decrease in trade and other receivables, prepaid expenses and other tax receivables		417	1,081	3,494	5,017
(Increase)/Decrease in inventories		(270)	1,593	(1,143)	240
(Decrease) in trade and other payables, deferred income and other tax payables		3,626	4,836	9,462	14,364
Income taxes paid		(391)	(769)	(1,478)	(2,075)
Net cash flows used in operating activities		(19,525)	(8,392)	(38,901)	(3,910)
Cash flows from investing activities
Purchase of property and equipment		(331)	(681)	(1,142)	(926)
Proceeds from sale of property and equipment		15	4	50	84
Interest received		1,798	810	2,533	(13)
Movement in other non-current assets		203	91	251	48
Movement in term deposits and other financial assets		12,499	25,019	51,329	21,579
Net cash flows (used in) / from investing activities		14,184	25,243	53,021	20,772
Cash flows from financing activities
Payment of lease interest		(318)	(259)	(678)	(436)
Repayment of lease liabilities		(1,161)	(1,572)	(3,499)	(2,381)
Equity transaction costs		(6)	—	(18)	—
Net cash flows (used in) / from financing activities		(1,485)	(1,831)	(4,195)	(2,817)
Net increase / (decrease) in cash and cash equivalents		(6,826)	15,020	9,925	14,045
Effect of exchange rate changes on cash and cash equivalents		(18,995)	1,410	(20,464)	(4,471)
Cash and cash equivalents at the beginning of the period	9	86,861	28,627	71,579	35,483
Cash and cash equivalents at the end of the period	9	61,040	45,057	61,040	45,057
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JUMIA TECHNOLOGIES AG
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2024
1 Corporate information
The accompanying unaudited interim condensed consolidated financial statements and notes present the operations of Jumia Technologies AG (the “Company” or “Jumia Tech”) and its subsidiaries (the “Group” or “Jumia”).
The Company was incorporated as Africa Internet Holding GmbH on June 26, 2012, and was transformed into Jumia Technologies AG, a German stock corporation on January 31, 2019. The Company is domiciled in Germany and has its registered office located at Skalitzer Strasse 104, 10997 Berlin, Germany. The Group operates in e-commerce across the African continent.
In April 2019 Jumia Tech became a listed company on New York Stock Exchange (NYSE), with ticker symbol “JMIA”.
Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of a marketplace, which connects sellers with customers, a logistics service, which enables the shipping and delivery of packages from sellers to customers, and a payment service, which facilitates transactions among participants active on Jumia’s platform.
The Group has incurred significant losses since its incorporation. The Group expects to continue generating losses as it makes the necessary investments to grow and/or rebalance its business. The Group will therefore continue to require additional funding either from existing or new shareholders.
The interim condensed consolidated financial statements disclose all matters of which the Group is aware, and which are relevant to the Group’s ability to continue as a going concern, including all significant events and mitigating factors. Further details can be found in Note 31. The interim condensed consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business. The Group has sufficient resources to operate as a going concern for the next 12 months.
2 Basis of preparation
These unaudited condensed interim consolidated financial statements for the quarterly reporting period ended June 30, 2024 have been prepared in accordance with International Financial Reporting Standards («IFRS») applicable to the preparation of interim financial statements, including International Accounting Standard («IAS») 34, Interim Financial Reporting, as issued by the International Accounting Standard Board («IASB»).
Our business is seasonal and, consequently, our results tend to fluctuate from quarter to quarter. However, the comparability of the Group's results and financial position of the interim period, is not significantly affected by the level of seasonality.
The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the consolidated financial statements for the year ended December 31, 2023.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of the new standards effective as of January 1, 2024 (Note 4 a)).
The interim condensed consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.

3 Significant changes in the current reporting period
The financial position and performance of the Group, during the six months ended June 30, 2024, was affected by Egypt and Nigeria currency fluctuations.
Both Egypt and Nigeria face significant macroeconomic challenges, further exacerbated by ongoing regional conflicts. In 2023, the Egyptian government, while seeking increased access to a support program, collaborated with the International Monetary Fund (IMF) to implement policies aimed at promoting exchange rate flexibility and enhancing economic resilience. This resulted in a devaluation of the Egyptian Pound (EGP). The EGP was allowed to float more freely on the market, aligning with IMF loan conditions. During Six months ended June 30, 2024, the accumulated devaluation of the EGP against the US Dollar (USD) was 55%.
Similarly, in June 2023, Nigeria experienced a significant devaluation of the Nigerian Naira (NGN) against the US Dollar following a policy shift by the Central Bank of Nigeria. They abandoned their previous system of multiple exchange rates and allowed the NGN to trade more freely on the foreign exchange market. In February 2024, there was a further devaluation as the methodology for calculating the official exchange rate was revised, bringing it closer to the freely traded rate. During the Six months ended June 30, 2024, the accumulated devaluation of the NGN against the US Dollar (USD) was 71%.
Changes in accounting policies, estimates and assumptions
There have been no material changes in the accounting policies and basis of consolidation adopted in prior periods. None of the standards and interpretations that have been adopted for the first time have had a material impact on the Group's accounting policies.
There have been no material revisions to the nature and amount of estimates and assumptions reported in prior periods. In view of the business activities in which the Group engages, transactions are not substantially cyclical or seasonal in nature. Therefore, no specific disclosures are included in this connection in the explanatory notes to the interim condensed consolidated financial statements.
4 New accounting pronouncements
a) New standards, interpretations and amendments adopted by the Group
During the current period the Group has adopted the following amendments, which have no material impacts on the Group’s interim consolidated financial statements.

•Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
•Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
•Amendments to IAS 1: Non-current Liabilities with Covenants
•Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
b) Standards issued during the interim period but not yet effective in the interim condensed consolidated financial statements
IAS 21 ("The Effects of Changes in Foreign Exchange Rates") amendment on lack of exchangeability
On 15 August 2023, the IASB issued ‘The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendment to IAS 21)' that adds requirements for determining whether a currency can be exchanged for another currency (exchangeability) and defining how to determine the spot exchange rate to be used when it is not possible to exchange a currency for a long period of time. This change also requires the disclosure of information that allows understanding how the currency that cannot be exchanged for another currency affects, or is expected to affect, the financial performance, financial position and cash flows of the entity, in addition to the spot exchange rate used on the reporting date and how it was determined. The amendment is effective for annual reporting periods beginning on or after January 1, 2025.
The group does not expect a material impact upon adoption of this amendment.
Amendments IFRS 9 ("Financial Instruments") and IFRS 7 ("Financial Instruments: Disclosures") regarding the classification and measurement of financial instruments
On 30 May 2024, the IASB issued ‘Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. These amendments intend to: i) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; ii) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; iii) add new disclosure requirements for instruments with contractual conditions that can change cash flows, like those linked to ESG targets; and iv) update the disclosure requirements for equity instruments designated at fair value through other comprehensive income, separating the fair value reserve into the fair value gains or losses of the investments derecognised and those held at the end of the period. These amendments apply at the date they become effective without restating the comparatives. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.
The group does not expect a material impact upon adoption of these amendments.
IFRS 18 Presentation and Disclosures in Financial Statements
On 9 April 2024, the IASB issued ‘IFRS 18 - Presentation and Disclosures in Financial Statements'. This new standard will replace the current IAS 1. While retaining many of the existing principles of IAS 1, it is focused on the specification of a structure for the statement of profit or loss, composed of categories and required subtotals. Items in the statement of profit or loss will be classified into one of three categories: operating, investing, financing. Specified subtotals and totals will be required being the main change the mandatory inclusion of the subtotal “Operating profit or loss”. This standard also includes improvements to the disclosure of management performance measures including the reconciliation with the most similar specified subtotal in IFRS Accounting standards. This standard also enhances guidance on the principles of aggregation and disaggregation of information in the financial statements and respective notes, based on their shared characteristics. This standard applies retrospectively. The standard is effective for annual reporting periods beginning on or after January 1, 2027.
The group is analyzing the potential impacts of adoption of this standard in the presentation of financial statements (in particular comprehensive income statement), and disclosures of management performance measures.
IFRS 19 Subsidiaries without Public Accountability: Disclosures
On 9 May 2024, the IASB issued ‘IFRS 19 Subsidiaries without Public Accountability: Disclosures'. This new standard is still subject to endorsement by the European Union. IFRS 19 is a voluntary standard which allows “Eligible” subsidiaries to use IFRS Accounting Standards with reduced disclosure requirements. IFRS 19 is a disclosure-only standard and works alongside other IFRS Accounting Standards for recognition, measurement, and presentation requirements. A subsidiary is “Eligible” if (i) it does not have public accountability; and (ii) has a parent that prepares consolidated financial statements available for public use that comply with IFRS Accounting Standards. IFRS 19 can be applied by “Eligible” subsidiaries when preparing their own consolidated, separate or individual financial statements. Complete comparative information needs to be prepared under IFRS 19 unless any exemption applies. The standard is effective for annual reporting periods beginning on or after January 1, 2027.
The group will not have a material impact upon adoption of this standard.

5 Property and Equipment
Movements in the carrying amount of property and equipment were as follows:

In thousands of USD	Buildings	Technical equipment and machinery	Transportation equipment, office equipment and other equipment	Right of use assets - Office and Warehouse	Total
Cost
Balance as of December 31, 2023	2,483	5,263	18,524	20,593	46,863
Additions	139	418	408	6,547	7,512
Lease modifications	—	—	—	(2,803)	(2,803)
Disposals	(613)	(283)	(3,190)	—	(4,086)
Impairment	(111)	—	(126)	—	(237)
Effect of translation	(132)	(548)	(2,640)	(1,932)	(5,252)
Balance as of June 30, 2024	1,766	4,850	12,976	22,405	41,997
Accumulated depreciation
Balance as of December 31, 2023	(1,849)	(3,196)	(13,118)	(14,339)	(32,502)
Depreciation charge	(127)	(394)	(1,179)	(2,178)	(3,878)
Accumulated depreciation on disposals	586	158	2,952	—	3,696
Lease modifications	—	—	—	2,598	2,598
Effect of translation	84	259	1,771	824	2,938
Balance as of June 30, 2024	(1,306)	(3,173)	(9,574)	(13,095)	(27,148)
Carrying amount as of December 31, 2023	634	2,067	5,406	6,254	14,361
Carrying amount as of June 30, 2024	460	1,677	3,402	9,310	14,849
Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

In thousands of USD	Right of use assets	Lease Liabilities
As of December 31, 2023	6,254	6,075
Additions	6,547	5,426
Depreciation	(2,178)	—
Interest expense	—	566
Lease modifications	(205)	(268)
Payments	—	(2,824)
Effect of translation	(1,108)	(726)
As of June 30, 2024	9,310	8,249
During the six months ended on June 30, 2024, the Group’s main additions on Right of use assets include new lease contracts for new warehouse facilities in Nigeria, Morocco, and Egypt as the new office facilities in China and Algeria. Lease modifications are mainly driven by the early termination of warehouse contracts in Egypt and Algeria and by the early termination of office contract in Nigeria. These effects are partially offset by the renewal of warehouse contracts in Senegal.

6 Deferred Tax Assets and Liabilities
The Group records the tax effect resulting from temporary differences between the assets and liabilities determined on an accounting basis and on a tax basis.
The balance of the deferred tax assets and deferred tax liabilities, on a consolidated basis, is USD517 thousand as of June 30, 2024 (December 31, 2023: USD531 thousand), consisting of tax benefits to be used in future periods and USD1,381 thousand as of June 30, 2024 (December 31, 2023: USD204 thousand), comprised primarily of unrealized foreign exchange gains.
The variance of the tax effect described above impacted “Other reserves” by USD877 thousand, which relates to the fair value of financial assets measured at fair value through other comprehensive income, and “Income tax expense” by USD342 thousand, relating to remaining impacts.
As mentioned on the annual report, the offset between deferred tax assets and liabilities is performed at each subsidiary level.
7 Other non-current assets
As of June 30, 2024, other non-current assets were comprised of rent, trade, and other term deposits amounting to USD938 thousand (December 31, 2023: USD1,245 thousand), restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period, and other non-current assets amounting to USD41 thousand as of June 30, 2024 (December 31, 2023: USD44 thousand).
8 Inventories
Inventories are comprised of the following:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Merchandise available for sale	10,868	8,277
Less: Provision for slow moving and obsolete inventories	(1,169)	(1,038)
Total Inventories	9,699	7,239
The total cost of inventory, which consists primarily of the purchase price of customer products, recognized as an expense in the interim consolidated profit or loss for the six months ended June 30, 2024 was USD32,129 thousand. The total cost of revenue recognized as an expense in the interim consolidated profit or loss for the six months ended June 30, 2024 amounted to USD32,604 thousand and consists primarily of the cost of inventory.
The amount of write-down of inventories recognized in the consolidated profit or loss was USD575 thousand. The amount of reversal of write-down recognized as reduction in the amount of inventories recognized as an expense in the consolidated profit or loss was USD159 thousand. The reversal of write-down primarily arises from our ability to increase the net realizable value of certain inventory items through price increases, driving higher margins.
9 Cash and cash equivalents
Cash and cash equivalents are comprised of the following:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Cash at bank and in hand	29,367	41,800
Short-term deposits	6,116	3,257
Total Cash and cash equivalents	35,483	45,057
Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
The Group has no restricted cash presented in cash and cash equivalents as of June 30, 2024 (December 31, 2023: none).
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9 ("Financial Instruments"), the identified expected credit loss was immaterial, due to low credit risk rating of the financial institutions.
10 Term deposits and other financial assets
Term deposits and other financial assets are comprised of the following:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Financial assets at fair value through OCI	84,023	46,782
Short term deposits - banks	1,065	965
Term Deposits and other financial assets	85,088	47,747
Deposits represent interest bearing deposits with a commercial bank for a fixed period of more than 3 months.
Other financial assets comprised the following:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Current financial assets measured at fair value through other comprehensive income	84,023	46,782
Other financial assets – current	84,023	46,782
Financial assets measured at fair value through other comprehensive income comprise investments in listed investment grade bonds, via a discretionary account managed by Citi Private Bank, with the objective of maintaining capital and obtaining benchmark yields. The Group holds these investments under a “hold to collect and sell” business model as defined under IFRS 9. Interest income from financial assets at fair value through OCI are disclosed in Note 26. The reduction in the amount of the assets occurred throughout the six months ended June 30, 2024, is explained by the sale of listed investment grade bonds and the fair value loss.
Financial assets measured at fair value through profit or loss comprise investments in securities, with the objective of obtaining returns in line with specific market benchmarks. Fair value variances are disclosed in Note 26.
Other financial assets are presented as current whenever maturity of the investments is within 12 months of the reporting date or if management expects to sell the asset within 12 months.
Fair value reserve
The movement in the fair value reserve for financial assets at fair value through other comprehensive income (“FVOCI”), including the allowance for expected credit losses (“ECL”), is as follows:

In thousands of USD	OCI on financial assets at fair value
Balance as of December 31, 2023	(5,820)
Changes in fair value of financial assets	619
Deferred tax assets on fair value loss through other comprehensive income	(877)
Reclassification from fair value reserve to profit or loss of the period due to maturity or sale of financial assets	3,427
Changes in allowance for expected credit losses - reversal	(17)
Changes recognized in other comprehensive income of the period (Note 14)	3,152
Balance as of June 30, 2024	(2,668)
11 Trade and other receivables
Trade and other receivables are comprised of the following:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Advances to suppliers	2,667	3,934
Trade notes and accounts receivable	16,357	12,125
Unbilled revenues	6,786	573
Other receivables	2,448	1,372
	28,258	18,004
Less: Allowance for expected credit loss	(5,101)	(3,877)
Trade and other receivables	23,157	14,127
Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of trade and other receivables is as follows:

In thousands of USD	ECL of trade and other receivables
Balance as of December 31, 2023	5,101
Provision for expected credit losses	(76)
Write-off	(726)
Effect of translation	(422)
Balance as of June 30, 2024	3,877
12 Prepaid expenses
As of June 30, 2024, prepaid expenses were comprised of prepaid server hosting fees and software licenses of USD4,129 thousand (December 31, 2023: USD5,155 thousand), prepaid rent of USD367 thousand (December 31, 2023: USD2,550 thousand), prepaid insurance of USD2,396 thousand (December 31, 2023: USD1,064 thousand) and advance payments to the Group’s partners for online payment services amounting to USD89 thousand (December 31, 2023:
USD364 thousand). The remaining amount of USD484 thousand (December 31, 2023: USD337 thousand) relates to other goods and services, namely travel and entertainment and professional fees.
13 Share capital and share premium
Ordinary shares issued and fully paid as of June 30, 2024

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
204,470,178	Ordinary	1	239,163	1,736,469	1,975,632
Total		1	239,163	1,736,469	1,975,632
The total issued number of ordinary shares is 204,470,178 shares as of June 30, 2024 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
During six months ended June 30, 2024, 2,192,812 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD32 thousand are recognized directly in the accumulated losses.
Ordinary shares issued and fully paid as of December 31, 2023

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
202,277,366	Ordinary	1	236,800	1,736,469	1,973,269
Total		1	236,800	1,736,469	1,973,269
The total issued number of ordinary shares is 202,277,366 shares as of December 31, 2023 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
During 2023, 1,044,806 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD24 thousand are recognized directly in the accumulated losses.
14 Other Reserves

In thousands of USD	Share-based payment capital reserves	Exchange difference on net investment in foreign operations	Fair value reserve of financial assets at FVOCI	Currency translation adjustment	Total other reserves
As of December 31, 2023	188,249	(576,733)	(5,820)	555,033	160,729
Other comprehensive (loss) / income	—	(190,348)	3,152	202,626	15,430
Total comprehensive (loss) / income for the period	—	(190,348)	3,152	202,626	15,430
Share-based payments	3,560	—	—	—	3,560
Exercise of options	(2,361)	—	—	—	(2,361)
As of June 30, 2024	189,448	(767,081)	(2,668)	757,659	177,358

15 Share-based compensation
There were no new share-based compensation plans adopted during the Six months ended June 30, 2024.
The Group recognized share-based compensation expenses of USD1,650 thousand in the three months ended June 30, 2024 and USD3,806 thousand in the Six months ended June 30, 2024 (For the three months ended June 30, 2023: USD1,302 thousand; For the Six months ended June 30, 2023: USD2,252 thousand).

16 Trade and other payables
Trade and other payables are comprised of the following:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Trade payables	20,780	19,285
Invoices not yet received	15,246	11,962
Accrued employee benefit costs	9,191	8,569
Share-based compensation - Cash settled payable	206	310
Trade Deposits	730	617
Sundry accruals	9,397	7,744
Trade and Other Payables	55,550	48,487
Current	55,425	48,432
Non-current	125	55
Sundry accruals relate principally to IT, consulting and marketing.
17 Borrowings
Lease liabilities are presented in the statement of financial position as follows:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Current	3,718	2,725
Non-current	2,357	5,524
Total Lease liabilities	6,075	8,249
Set out below is the maturity of the lease liabilities classified as non-current:

In thousands of USD	One to five years	More than five years	Total
Lease liability future payments	5,524	—	5,524
The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease.
Changes in liabilities arising from financing activities

In thousands of USD	December 31, 2023	Additions and modifications	Payments	Reclassification	Effect of translation	June 30, 2024
Current lease liabilities	3,718	1,208	(2,824)	838	(215)	2,725
Non-current lease liabilities	2,357	4,516	—	(838)	(511)	5,524
Total liabilities from financing activities	6,075	5,724	(2,824)	—	(726)	8,249
Additions and modifications include USD566 thousand of accrued interest.

18 Other taxes receivable & Other taxes payable
Other taxes receivable are comprised of the following:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Value added taxes	8,785	8,450
Other taxes receivable	79	11
Other taxes receivable	8,864	8,461
Current	4,143	4,354
Non-Current	4,721	4,107
Other taxes payable are comprised of the following:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Value added taxes	10,106	9,519
Withholding Tax	11,840	11,921
Other taxes payable	1,980	506
Other taxes payable	23,926	21,946
Current	23,452	21,084
Non-Current	474	862
19 Provisions for liabilities and other charges
Movements in provisions for liabilities and other charges are as follows:

In thousands of USD	Uncertain tax positions	Marketplace and consignment goods	Provision for other expenses	Total
Balance as of December 31, 2023	15,288	454	3,191	18,933
Additions	277	—	425	702
Reversals	(875)	(49)	(59)	(983)
Use of provision	(1,324)	—	—	(1,324)
Effect of translation	(1,731)	(97)	(285)	(2,113)
Balance as of June 30, 2024	11,635	308	3,272	15,215
Current	11,635	308	2,818	14,761
Non-current	—	—	454	454
Uncertain tax positions
Uncertain tax positions includes provisions related to VAT for USD1,880 thousand (December 31, 2023: USD3,253 thousand), provisions related to Withholding Tax (WHT) for USD9,117 thousand (December 31, 2023: USD10,758 thousand) and provisions related to other taxes for USD638 thousand (December 31, 2023: USD1,277 thousand). The use of provision pertained to the settlement of tax audits. Provision is calculated based on the detailed review of uncertain tax positions completed by management across the group and in consideration of the probability of a liability arising, within the applicable statute of limitations. These provisions are expected to be utilized or released as a result of the regular tax audits in the Countries where the Group operates.
Marketplace and consignment goods
The provision for marketplace and consignment goods relates to the lost and damaged items, which are to be reimbursed to the sellers. The provision is calculated based on the detailed review of these items, and it is expected that these costs will be incurred in the next financial year.
Provision for other expenses
The provision for other expenses includes the end-of-service gratuity provision of USD454 thousand (December 31, 2023: USD631 thousand) and various litigation and penalty provisions of USD2,818 thousand (December 31, 2023: USD2,561 thousand). The provisions are calculated based on our best estimate considering past experience. Subsequent to the reporting date, USD1.8 million of the provisions were utilized to settle a claim by a regulatory authority.
20 Deferred income
As of June 30, 2024 deferred income included contract liabilities related to payments received from customers in advance for goods that have been ordered but are not yet delivered amounting to USD14,943 thousand (December 31, 2023: USD2,712 thousand), variable consideration deferred amounting to USD1,231 thousand (December 31, 2023: nil) and USD186 thousand (December 31, 2023: USD390 thousand) related to a depositary fee from BNY Mellon, deferred over the course of 5 years which will end in 2024.
21 Revenue
Revenue is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
First-party sales	21,129	16,110	38,497	38,541
Commissions	9,158	10,246	18,900	27,505
Fulfillment	4,569	3,788	9,402	7,435
Value added services	4,879	3,575	11,057	7,085
Marketing and advertising	3,691	2,437	6,290	3,892
Other revenue	606	318	1,135	909
Revenue	44,032	36,474	85,281	85,367
Our primary sources of revenue are first-party sales and commissions, fulfillment and value added services from third-party sales.
Revenue remained stable at USD85,367 thousand in the six months ended June 30, 2024 compared to USD85,281 thousand in the six months ended June 30, 2023, driven by higher third-party commissions in corporate sales to local and regional retailers, distributors and other corporate buyers, primarily in Egypt, partially offset by the impact of foreign exchange fluctuations, in particular the Nigerian Naira and the Egyptian Pound depreciation.
As previously disclosed in the annual consolidated financial statements, the Group had one operating and reportable segment. The chief operating decision maker, comprised of the CEO and the Executive Vice President, Finance & Operations, makes decisions as to how to allocate resources based on the long-term growth potential of the Group as determined by market research, growth potential in regions, and various internal key performance indicators.
No single customer accounted for more than 10% of Group revenues for the six months ended June 30, 2024 and 2023.
The Group’s geographical distribution of revenue was as follows:

Revenue	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
West Africa(1)	20,621	17,121	40,907	36,114
North Africa(2)	17,133	13,089	32,028	38,346
East and South Africa(3)	6,078	6,208	11,827	10,671
Europe(4)	13	16	1	186
United Arab Emirates	187	32	514	34
Others	—	8	4	16
Total	44,032	36,474	85,281	85,367
___________________________
(1)West Africa covers Nigeria, Ivory Coast, Senegal and Ghana.
(2)North Africa covers Egypt, Tunisia, Morocco and Algeria.
(3)East and South Africa covers Kenya, Uganda and South Africa.
(4)Germany.
22 Fulfillment expense
Fulfillment expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Fulfillment staff costs	3,274	2,543	6,882	5,601
Fulfillment centers expense	774	551	1,586	918
Freight and shipping expense	6,564	6,228	13,961	12,181
Fulfillment expense	10,612	9,322	22,429	18,700
Fulfillment expense decreased by 16.6% from USD22,429 thousand in the six months ended June 30, 2023 to USD18,700 thousand in the six months ended June 30, 2024, driven by the effects of currency devaluation and the implementation of optimization and cost reduction initiatives. On a per Order basis, fulfillment expense decreased from USD2.78 to USD2.28.
23 Sales and advertising expense
Sales and advertising expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Staff costs	1,830	1,359	3,760	2,887
Advertising campaigns	3,217	2,659	6,211	4,473
Selling expenses	425	405	840	805
Sales and advertising expense	5,472	4,423	10,811	8,165
Sales and advertising expense decreased by 24.5% from USD10,811 thousand in the six months ended June 30, 2023 to USD8,165 thousand in the six months ended June 30, 2024, as we continue our efforts to grow orders through supply enhancements rather than increased marketing expenditure.

24 Technology and content expense
Technology and content expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Staff Costs	4,660	3,112	9,828	6,961
Technology license and maintenance expenses	6,035	5,610	12,050	10,870
Technology and content expense	10,695	8,722	21,878	17,831
Technology and content expense decreased by 18.5% from USD21,878 thousand in the six months ended June 30, 2023 to USD17,831 thousand in the six months ended June 30, 2024, driven by savings achieved through better management of hosting infrastructure, operational tools, and reductions in overhead.
25 General and administrative expense
General and administrative expense
General and administrative expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Staff Costs	10,816	9,581	23,169	20,488
Occupancy Costs	547	352	1,065	740
Professional fees	2,682	2,808	5,079	4,949
Travel and entertainment	462	498	952	1,061
Office and related expenses	1,698	1,079	3,486	2,195
Bank fees & payment costs	115	140	297	322
Bad debt expense	5	(15)	(216)	(32)
Tax expense / (reversal)	(1,580)	1,587	2,234	986
Depreciation and amortization	2,608	2,033	5,436	3,914
Other general and administrative expense	1,174	1,145	2,187	2,037
General and administrative expense	18,527	19,208	43,689	36,660
For the six months ended June 30, 2024, staff costs expense includes share options and stock units granted to eligible employees of USD3,806 thousand (For the six months ended June 30, 2023: USD2,252 thousand).
For the six months ended June 30, 2024, other general and administrative expense includes USD1,554 thousand (For the six months ended June 30, 2023: USD1,876 thousand) for insurance premiums.

26 Finance income and finance costs
Finance income and finance costs comprise of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Foreign exchange gain / (loss)	1,682	(86)	3,333	650
Interest and similar income	490	286	762	524
Interest income from financial assets at fair value through OCI	712	142	1,625	584
Fair value gain on financial assets at fair value through profit or loss	—	—	237	—
Other income	11	349	55	226
Finance income	2,895	691	6,012	1,984
Foreign exchange loss	9,866	94	13,459	14,095
Interest and similar expense	279	439	630	1,932
Fair value loss on financial assets at fair value through profit and loss	—	65	—	16,163
Loss recognized on disposal of debt instruments held at fair value through OCI (Note 10)	1,372	2,196	1,372	3,427
Other charges	172	155	157	(73)
Finance costs	11,689	2,949	15,618	35,544
For the six months ended June 30, 2024, financial assets measured at fair value through profit or loss included investments in securities (Note 10). These financial assets incurred a fair value loss of USD16,163 thousand (For the six months ended June 30, 2023: nil ) realized upon sale, along with transaction costs of USD1,372 thousand (For the six months ended June 30, 2023: nil) recognized under interest and similar expense. These financial assets were fully disposed of in the six months ended June 30, 2024.
Interest income from financial assets at fair value through OCI includes the interest measured and recognized according to effective interest rate method and amounts to USD584 thousand in the six months ended June 30, 2024 (For the six months ended June 30, 2023: USD1,625 thousand).
27 Income tax
Income tax payables and receivables are comprised of the following:

	As of
In thousands of USD	December 31, 2023	June 30, 2024
Income Tax Prepayments	2,000	2,486
Total Income tax receivables	2,000	2,486
Income Tax Payables	547	221
Provision for Income Tax	12,880	12,031
Total Income tax payables	13,427	12,252
Income tax benefit / (expense) is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Current tax (expense) / benefit	(381)	(31)	(1,729)	(204)
Deferred tax (expense) / benefit	550	507	1,799	(342)
Total Income tax (expense) / benefit	169	476	70	(546)

28 Earnings per share
The following table reflects the loss and share data used in the basic and diluted EPS calculations from continuous operations:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Numerator
Loss for the period from continuing operations	(30,690)	(22,012)	(60,031)	(62,669)
Less: net loss attributable to non-controlling interest from continuing operations	(14)	(8)	(23)	(15)
Loss attributable to Equity of the Company from continuing operations	(30,676)	(22,004)	(60,008)	(62,654)
Denominator
Weighted average number of shares for basic and diluted EPS	201,348,650	203,688,733	201,290,284	202,988,661

Loss per share from continuing operations - basic and diluted	(0.15)	(0.11)	(0.30)	(0.31)
The following table reflects the loss and share data used in the basic and diluted EPS calculations from discontinued operations:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Numerator
Loss for the period from discontinued operations	(1,201)	—	(3,629)	—
Loss attributable to Equity of the Company from discontinued operations	(1,201)	—	(3,629)	—
Denominator
Weighted average number of shares for basic and diluted EPS	201,348,650	203,688,733	201,290,284	202,988,661

Loss per share from discontinued operations - basic and diluted	(0.01)	—	(0.02)	—
The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Numerator
Loss for the period	(31,891)	(22,012)	(63,660)	(62,669)
Less: net loss attributable to non-controlling interest	(14)	(8)	(23)	(15)
Loss attributable to Equity of the Company	(31,877)	(22,004)	(63,637)	(62,654)
Denominator
Weighted average number of shares for basic and diluted EPS	201,348,650	203,688,733	201,290,284	202,988,661

Loss per share - basic and diluted	(0.16)	(0.11)	(0.32)	(0.31)

29 Transactions and balances with related parties
Transactions with Key management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the three months ended June 30		For the six months ended June 30
In thousands of USD	2023	2024	2023	2024
Short-term employee benefits	765	945	1,576	1,757
Other benefits	14	15	48	30
Share-based compensation	326	453	792	1,162
Total	1,105	1,413	2,416	2,949
30 Fair Values of Financial Instruments
Financial instruments comprise of financial assets and financial liabilities. Financial assets consist of term deposits and other financial assets, cash and cash equivalents and trade and other receivables. Financial liabilities consist of borrowings and trade and other payables.
Management considers that the carrying amounts of financial assets measured at amortized cost, and financial liabilities in the financial statements approximate their fair values, due to their short term maturities.
Financial investments measured at fair value
As of June 30, 2024 other financial assets were measured using as inputs quoted prices in an active market, corresponding to the Level 1 of the fair value hierarchy of IFRS 13.
When transfers into and out of fair value hierarchy levels are required, it is the Group's policy to transfer the amounts at the end of the reporting period.
Amounts of other financial assets corresponding to the Level 1 of the fair value hierarchy are transferred to Level 2 when quoted prices cease to be available. Level 2 measurements of fair value are determined by maximizing the use of market data other than the quoted price, such as interest rate yield curves and publicly available credit ratings. Conversely, amounts of other financial assets corresponding to the Level 2 are transferred to Level 1 when quoted prices become available.
31 Financial risk management
Market risk
Foreign currency risk
Due to its international business activities, the Group is exposed to the risk of changes in foreign exchange rates in connection with trade payables and trade receivables resulting from purchase and sales transactions denominated in a different currency from the functional currency of the respective operation as well as intercompany financing. However, the Group maintains a natural hedge across most of the Group’s cash flows as the Group’s revenue streams are generated in local currencies matched by Group’s costs mostly incurred in the respective local currencies, limiting the risk of foreign currency exposure.
In respect of currency risk, management sets limits on the level of exposure by currency and in total. The positions are monitored monthly. The Group does not use derivatives as hedging instruments to limit its exposure from foreign currency risks.

Interest rate risk
The Group has invested excess cash in financial instruments such as listed investment grade bonds pursuant to its cash management strategy, as discussed in Note 10. Changes in the interest rate curve will affect the fair value and/or cash flows of the listed investment grade bonds.
In respect of interest rate risk, management monitors the change in interest rates. The Group does not use derivatives as hedging instruments to limit its exposure from interest rate risks.
As of June 30, 2024, the listed investment grade bonds held by the Group are fixed-rate instruments.
Credit risk
Trade receivables
As of June 30, 2024, the Group has as an allowance for uncollectible receivables of USD3,877 thousand (December 31, 2023: USD5,101 thousand) as set out in the Note 11.
The Group evaluates the concentration of risk with respect to trade receivables and contract assets as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.
Cash deposits
The expected credit losses (“ECL”) from cash and cash equivalents, are estimated by the Group as immaterial as of June 30, 2024, due to ratings of the financial institutions that indicate low credit risk.
Other financial assets
The Group’s maximum exposure to credit risk for other financial assets of June 30, 2024 is the respective carrying amount.
As of June 30, 2024, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk (stage 1 of the 3-stage model), and the loss allowance recognized during the period was therefore limited to expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.
The probability of default (PD) and loss given default (LGD) are determined for the investments on an individual basis, using available public corporate PD and LGD assessments of the securities performed by credit rating agencies, which incorporate both historical and forward-looking information, according to market standards. Forward-looking information includes credit rating outlooks and economic forecast measured using country GDP and CDS.
Liquidity risk
As all funding has been exclusively obtained from the shareholders and there are no external borrowings, the Group does not incur an interest rate risk in this regard.
Based on the cash flow forecast for 2025 and 2026, the Group has sufficient liquidity as of June 30, 2024 for the next twelve months.
32 Commitments and contingencies
Tax contingencies
The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.
As of June 30, 2024, there are ongoing tax audits in various countries. Some of these tax inquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigation in determining legal provisions. Final claims or court rulings may differ from management estimates. In addition, Management is required to make estimates and judgements about the ultimate outcome of other tax risks that have not led to an investigation or litigation but that, based on Management’s own assessment, may lead to potential tax claims.
As of June 30, 2024, the Group has accruals for net tax provisions (excluding Uncertainty over Income Tax payables in accordance with IFRIC 23 interpretation) in the amount of USD11,635 thousand (December 31, 2023: USD15,288 thousand) as a result of the assessment of potential exposures due to uncertain tax positions as well as pending and resolved matters with the relevant tax authorities (Note 19). Additionally, as of June 30, 2024 Uncertainty over Income Tax payables in accordance with IFRIC 23 interpretation amounts to USD12,031 thousand (December 31, 2023: USD12,880 thousand)
In addition to the above tax risks, in common with other international groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further USD21,403 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.
The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.
Commitments
The Group has committed to allocate USD12.5 million to a service supplier by November 2024 and USD13.0 million by November 2025. As of June 30, 2024, USD1.7 million has already been paid.
33 Subsequent events
Management has not identified events occurred after June 30, 2024, for which, due to their materiality, additional disclosure in the Notes to the unaudited interim condensed financial statements is required.